UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, November 27, 2020.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia Pereira

Superintendence of Listings and Monitoring of Issuers (Superintendência de Listagem e Supervisão de Emissores)

c.c.:	Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)
Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)
Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 1043/2020-SLS

Dear Sirs,

Oi S.A. – In Judicial Reorganization (the “Company” or “Oi”) hereby clarifies as follows, in compliance with the Official Letter B3 1042/2020-SLS, dated November 27, 2020, from B3 S.A. – Brasil, Bolsa, Balcão (“B3”), as transcribed below (the “Official Letter”):

“In view of the latest fluctuations observed with respect to the shares issued by this company, the number of trades and the volume traded, as detailed below, we hereby request to be informed by November 27, 2020, about the existence of any fact known by you which may justify them.

Common Shares (ON)
Prices (in R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No. trades	Amount	Volume (R$)
11/13/2020	1.69	1.68	1.80	1.76	1.79	5.91	24,257	205,910,400	362,618,660.00
11/16/2020	1.82	1.80	1.84	1.82	1.83	2.23	32,703	97,806,800	177,893,048.00
11/17/2020	1.83	1.81	1.86	1.83	1.85	1.09	41,436	114,053,600	209,267,467.00
11/18/2020	1.84	1.81	1.85	1.82	1.81	-2.16	16,847	71,340,900	130,065,550.00
11/19/2020	1.80	1.80	1.83	1.81	1.83	1.10	14,802	69,171,800	125,469,122.00
11/20/2020	1.83	1.81	1.83	1.82	1.82	-0.54	17,530	37,623,800	68,481,753.00
11/23/2020	1.84	1.83	1.90	1.86	1.90	4.39	25,339	90,349,700	168,183,846.00
11/24/2020	1.92	1.86	1.95	190	1.86	-2.10	22,948	134,144,000	255,183,836.00
11/25/2020	1.86	1.84	1.98	1.93	1.98	6.45	25,068	157,505,000	303,546,908.00
11/26/2020	2.02	2.00	2.15	2.07	2.08	5.05	46,726	320,475,200	664,380,797.00

Rua Humberto de Campos, 425 – 8th floor
Leblon – Zip Code 22430-190
Rio de Janeiro - RJ	www.oi.com.br

Preferred Shares (PN)
Prices (in R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No. trades	Amount	Volume (R$)
11/13/2020	2.26	2.25	2.37	2.33	2.34	3.53	2,587	8,153,200	18,994,244.00
11/16/2020	2.40	2.36	2.43	2.39	2.39	2.13	2,078	4,830,900	11,543,661.00
11/17/2020	2.38	2.38	2.51	2.44	2.51	5.02	3,347	7,924,300	19,341,928.00
11/18/2020	2.50	2.46	2.55	2.50	2.50	-0.39	2,670	6,399,800	16,021,227.00
11/19/2020	2.49	2.46	2.52	2.50	2.50	0.00	2,936	3,324,600	8,297,124.00
11/20/2020	2.51	2.50	2.63	2.57	2.63	5.20	2,168	5,073,800	13,015,212.00
11/23/2020	2.68	2.63	2.85	2.73	2.85	8.36	4,451	9,111,500	24,903,802.00
11/24/2020	2.87	2.73	2.99	2.91	2.81	-1.40	7,277	18,849,700	54,784,523.00
11/25/2020	2.84	2.81	2.98	2.90	2.96	5.33	4,520	11,763,600	34,169,234.00
11/26/2020*	3.05	2.99	3.12	3.05	3.05	3.04	7,179	21,825,100	66,726,181.00

* Updated as of 5:19 p.m.”

In this regard, Oi clarifies that there are no material facts or acts that, in its understanding, might justify possible atypical fluctuations in the number of trades and in the amount of the Company’s shares traded other than those already widely disclosed to the market, such as the disclosure of its third quarter results after the closing of the trading session on November12, 2020, the hearings, on November 26, 2020 for the opening of closed bids submitted under the competitive procurement process for the sale of UPI Data Center and UPI Towers, in addition to the expectation in relation to the vote, in the Federal Senate, of Legislative Bill 6229/05 (“New Bankruptcy Law”), which was approved on November 26, 2020.

Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor
Leblon – Zip Code 22430-190
Rio de Janeiro - RJ	www.oi.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer